Exhibit 99.3

FORM OF LETTER TO BENEFICIAL OWNERS
SUSSEX BANCORP

Subscription Rights to Purchase Shares of Common Stock

Offered Pursuant to Subscription Rights
Distributed to Shareholders of Sussex Bancorp

, 2013

To Security Dealers, Commercial Banks, Trust Companies and Other Nominees:

This letter is being distributed to securities dealers, commercial banks, trust companies and other nominees in connection with the rights offering (the “Rights Offering”) by Sussex Bancorp (“Sussex”) of shares of Common Stock (as such term is defined below), pursuant to non-transferable subscription rights (the “Rights”) distributed to all holders of record (the “Recordholders”) of shares of Sussex common stock, no par value per share (the “Common Stock”), at 5:00 p.m., New York City time, on May 31, 2013 (the “Record Date”). The Rights and Common Stock are described in the offering prospectus dated              , 2013 (the “Prospectus”).

In the Rights Offering, Sussex is offering up to an aggregate of 1,198,300 shares of Common Stock, as described in the Prospectus.

The Rights will expire, if not exercised prior to 5:00 p.m., New York City time, on              , 2013, unless extended (the “Expiration Time”).

As described in the accompanying Prospectus, each beneficial owner of shares of Common Stock registered in your name or the name of your nominee is entitled to one Right for each share of Common Stock owned by such beneficial owner at 5:00 p.m., New York City time, on the Record Date. Each Right will allow the holder thereof to subscribe for 0.35 share of Common Stock (the “Basic Subscription Right”) at the subscription price of $          per share (the “Subscription Price”), subject to the subscription limitations described below. For example, if a Recordholder owned 100 shares of Common Stock as of 5:00 p.m., New York City time on the Record Date, it would receive 100 Rights and would have the right to purchase 35 shares of Common Stock for the Subscription Price, subject to the subscription limitations described below.

If a holder purchases all of the shares of common stock available to it pursuant to its Basic Subscription Right, it may also exercise an over-subscription privilege (the “Over-Subscription Privilege”) to purchase a portion of any shares of Common Stock that are not purchased by shareholders through the exercise of their Basic Subscription Rights (the “Unsubscribed Shares”), subject to the subscription limitations described below, and the availability and pro rata allocation of the Unsubscribed Shares among all persons exercising this Over-Subscription Privilege. To the extent the Unsubscribed Shares are not sufficient to satisfy all of the properly exercised Over-Subscription Privileges, then the Unsubscribed Shares will be prorated among those who properly exercised Over-Subscription Privilege based on the number of shares each person subscribed for under the Basic Subscription Right, subject to the subscription limitations described below. If this pro rata allocation results in any person receiving a greater number of Unsubscribed Shares than the person subscribed for pursuant to the exercise of the Over-Subscription Privilege, then such person will be allocated only that number of Unsubscribed Shares for which the person oversubscribed, subject to the subscription limitations described below, and the remaining Unsubscribed Shares will be allocated among all other persons exercising the Over-Subscription Privilege on the same pro rata basis described above. The proration process will be repeated until all Unsubscribed Shares have been allocated or all Over-Subscription Privilege have been fulfilled, whichever occurs earlier.

Sussex will not issue shares of common stock pursuant to the exercise of the over-subscription privilege to the extent it would result in beneficial ownership, upon completion of the offering, of any shareholder of more than the greater of (i) 4.9% of the total outstanding shares of its common stock or (ii) such shareholder’s percentage of beneficial ownership on the record date for the rights offering. Further, Sussex will not issue shares of common stock pursuant to the exercise of basic subscription rights or over-subscription privileges to any shareholder whose beneficial ownership, in our sole opinion, would exceed 9.9% of total outstanding shares of common stock, upon completion of the offering. The foregoing restrictions are collectively referred to as the “subscription limitations.” Any subscription rights exercised for common stock that would cause the holder to exceed the subscription limitations will not be considered exercised or subscribed for by that holder. The portion of the subscription price paid by a holder for common stock not considered subscribed for will be returned to that holder, without interest or penalty, as soon as practicable after completion of the rights offering.

Each Recordholder will be required to submit payment in full for all the shares it wishes to buy with its Over-Subscription Privilege. Because we will not know the total number of Unsubscribed Shares prior to the expiration of the Rights Offering, if a Recordholder wishes to maximize the number of shares it may purchase pursuant to the Recordholder’s Over-Subscription Privilege, the Recordholder will need to deliver payment in an amount equal to the aggregate Subscription Price for the maximum number of shares of Common Stock available to the Recordholder, assuming that no shareholders other than such Recordholder purchases any shares of Common Stock pursuant to their Basic Subscription Right and Over-Subscription Privilege. Fractional shares of Common Stock resulting from the exercise of the Over-Subscription Privilege will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. Any excess subscription payments received by the Subscription Agent will be returned, without interest, as soon as practicable.

Sussex can provide no assurances that each Recordholder will actually be entitled to purchase the number of shares of Common Stock issuable upon the exercise of its Over-Subscription Privilege in full at the expiration of the Rights Offering. Sussex will not be able to satisfy a Recordholder’s exercise of the Over-Subscription Privilege if all of the shareholders exercise their Basic Subscription Rights in full, and we will only honor an Over-Subscription Privilege to the extent sufficient shares of Common Stock are available following the exercise of subscription rights under the Basic Subscription Rights.

•	To the extent the aggregate Subscription Price of the maximum number of Unsubscribed Shares available to a Recordholder pursuant to the Over-Subscription Privilege is less than the amount the Recordholder actually paid in connection with the exercise of the Over-Subscription Privilege, the Recordholder will be allocated only the number of Unsubscribed Shares available to it, subject to the subscription limitations as soon as practicable after the Expiration Time, and the Recordholder’s excess subscription payment received by the Subscription Agent will be returned, without interest, as soon as practicable.

•	To the extent the amount the Recordholder actually paid in connection with the exercise of the Over-Subscription Privilege is less than the aggregate Subscription Price of the maximum number of Unsubscribed Shares available to the Recordholder pursuant to the Over-Subscription Privilege, such Recordholder will be allocated the number of Unsubscribed Shares for which it actually paid in connection with the Over-Subscription Privilege, subject to the subscription limitations. See “The Rights Offering — The Subscription Rights — Over-Subscription Privilege.”

The Rights will be evidenced by a non-transferable Rights certificate (the “Rights Certificate”) registered in the Recordholder’s name or its nominee, which will cease to have any value at the Expiration Time.

Sussex is asking persons who hold shares of Common Stock beneficially and who have received the Rights distributable with respect to those shares through a broker, dealer, commercial bank, trust company or other nominee, as well as persons who hold certificates of Common Stock directly and prefer to have such institutions effect transactions relating to the Rights on their behalf, to contact the appropriate institution or nominee and request it to effect the transactions for them. In addition, we are asking beneficial owners who wish to obtain a separate Rights Certificate to contact the appropriate nominee as soon as possible and request that a separate Rights Certificate be issued.

All commissions, fees and other expenses (including brokerage commissions and transfer taxes), other than fees and expenses of the Subscription Agent, incurred in connection with the exercise of the Rights will be for the account of the holder of the Rights, and none of such commissions, fees or expenses will be paid by Sussex, the Subscription Agent or the Information Agent.

Enclosed are copies of the following documents:

(1)	Prospectus;

(2)	Subscription Rights Certificate;

(3)	Instructions as to the Use of the Sussex Bancorp Subscription Rights Certificates;

(4)	A form of letter which may be sent to your clients for whose accounts you hold shares of Common Stock registered in your name or the name of your nominee, with an attached form of instruction;

(5)	Form of Beneficial Owners Election Form;

(6)	Form of Nominee Holder Certification; and

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(7)	Notice of Guaranteed Delivery.

Your prompt action is requested. To exercise the Rights, you should deliver the properly completed and signed Rights Certificate (or Notice of Guaranteed Delivery if you are following the Guaranteed Delivery Procedures), with payment of the Subscription Price in full for each share of Common Stock subscribed for pursuant to the Basic Subscription Right and the Over-Subscription Privilege, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Rights Certificate or Notice of Guaranteed Delivery with payment of the Subscription Price, including final clearance of any checks, prior to the Expiration Time. A Rights holder cannot revoke the exercise of its Rights. Rights not exercised prior to the Expiration Time will expire.

Additional copies of the enclosed materials may be obtained from Phoenix Advisory Partners, the Information Agent. The Information Agent’s telephone number is (877) 478-5038 or (212) 493-3910. Any questions or requests for assistance concerning the rights offering should be directed to the Information Agent.

Very truly yours,

Sussex Bancorp

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